UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

MAN SHING AGRICULTURAL HOLDINGS, INC.
(F/K/A) MONTGOMERY REAL ESTATE SERVICE, INC.
 (Exact name of registrant as specified in its corporate charter)

Nevada	88-0450667
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)
Unit 1005, 10/F, Tower B
Hunghom Commercial Centre
37 Ma Tau Wai Road, Hunghom
Kowloon, Hong Kong
(Registrant’s Address)

Registrant’s telephone number, including area code: (86) 536-4644888

Montgomery Real Estate Service, Inc.
c/o Lessard Property Management, Inc.
191 Chestnut Street
Springfield, MA 01103
 (Former name or former address, if changed since last report)[Missing Graphic Reference]

 Copies to:
Greentree Financial Group, Inc.
7951 SW 6th Street, Suite 216
Plantation, FL  33324
(954) 424-2345 Tel
(954) 424-2230 Fax

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about August 30, 2009, to the holders of record at the close of business on August 20, 2009 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Man Shing Agricultural Holdings, Inc. (F/K/A Montgomery Real Estate Service, Inc.), a Nevada corporation (“the Company” or “MSAH”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Plan of Exchange Agreement (“POE) entered into among the Company, Hero Capital Profits Limited, a company organized and existing under the laws of the British Virgin Islands (including its successors and assigns “HCP”), Weifang Xinsheng Food Co., Ltd., a company organized and existing under the laws of the People’s Republic of China (“Xinsheng”), and the shareholders of Xinsheng (the “Xinsheng Shareholders”).

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 201,962 shares of MSAH common stock issued and outstanding, each of which was entitled to cast one vote per share.
WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

The POE was executed on August 20, 2009 by and among MSAH, HCP, and Xinsheng. According to the Agreement, the capital of MSAH consists of 175,000,000 authorized shares of Common Stock, par value $.001, of which 201,962 were issued and outstanding at the time of signing. The capital of HCP consists of 50,000 authorized Ordinary Shares, par value $1.00, of which 1 share is currently issued and outstanding.

Under the terms of the POE, MSAH shall acquire one hundred percent (100%) of the issued and outstanding share capital of HCP from the HCP Shareholders in exchange for a new issuance 32,800,000 shares of common stock of MSAH and the simultaneous transfer of 3,535,000 shares of MSAH Preferred Stock to the HCP shareholders, held in the name of the Northeast Nominee Trust (Duane Bennett, President of MSAH as trustee).

The POE states that HCP and MSAH shall have secured shareholder approval for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents and the board of directors of each of HCP and MSAH shall have approved the transaction and the Agreement, in accordance with the laws of its place of incorporation and its constituent documents. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the POE as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. Subsequent to closing of the POE, MSAH shall beneficially own 100% of the issued and outstanding shares of HCP.  Immediately upon the Closing date (as defined in the POE), MSAH shall issue to the HCP shareholders 32,800,000 new investment shares of MSAH Common Stock and simultaneously transfer 3,535,000 shares of MSAH preferred stock to the HCP shareholders, held in the name of the Northeast Nominee Trust (Duane Bennett, President of MSAH as trustee), in exchange for 100% of the capital stock of HCP, which will give the HCP shareholders an interest in MSAH representing 99.38% of the issued and outstanding shares, after closing. MSAH and HCP shall reorganize, such that MSAH shall acquire 100% the capital stock of HCP, and HCP shall become a wholly-owned subsidiary of MSAH. Within 60 days upon the effective date of the Plan, MSAH shall issue 32,800,000 new investment shares of Common Stock of MSAH to the HCP shareholders. Xinsheng is currently a wholly-owned subsidiary of HCP and after the post share exchange, Xinsheng will become a wholly-owned indirect subsidiary of MSAH operating under the name “Weifang Xinsheng Food Co., Ltd.” a Company organized and existing under the laws of the People’s Republic of China.

As a result of the exchange of a majority of MSAH common and preferred stock for all of the share capital of HCP, HCP has acquired majority control of the outstanding common stock of MSAH and has appointed its candidates to the Board of Directors at closing.

Pursuant to the written consent of the Board of Directors in lieu of meeting prepared on August 21, 2009, the board of directors of the Company accepted the resignation of Mr. Duane Bennett, President and Director of Man Shing Agricultural Holdings, Inc. The board appointed Liu Shi Li as President, Eddie Cheung as Chief Executive Officer, and Kenny Chow as Chief Financial Officer. The Board also appointed Mr. Peter Cho and Mr. Yang Ji as independent directors of the Company. These appointments are effective as of August 31, 2009.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of August 20, 2009, the number of shares of the Company’s Common Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group.

OFFICERS, DIRECTORS AND BENEFICIAL OWNERS, AS OF AUGUST 20, 2009
Before Reverse Split and Closing of the Plan of Exchange

Security Ownership of Certain Beneficial Owners for Common Stock (1)(2)

Name and Address of Beneficial Owner	Amount and Nature of Ownership	Percentage of Class

Northeast Nominee Trust 191 Chestnut Street, Springfield, MA 01103	1,500,000 (3) Indirect	7.43%
Dominican Land Trust 191 Chestnut Street, Springfield, MA 01103	1,750,000 Indirect	8.66%
Duane Bennett 191 Chestnut Street, Springfield, MA 01103	2,800,000 Direct	13.86%
Ron Campbell 1117 Merritt Street, Old Hickory, TN 37138	1,158,000	5.73%

Notes to the table:
(1)                      Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned.
(2)           This table is based upon information obtained from our stock records. We believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.
(3)           The 1,500,000 shares are owned in the name of the Northeast Nominee Trust, of which Mr. Bennett is the sole trustee.  Mr. Bennett controls the voting and dispositive power for the shares held by the Northeast Nominee Trust, and he has a fiduciary duty to the beneficiaries of the Trust, who are his children, to act in their best interests with respect to the Northeast Nominee Trust.

Security Ownership of Certain Beneficial Owners for Preferred Stock

Name and Address of Beneficial Owner	Preferred Stock Beneficially Owned[1]		Percent of Class
Northeast Nominee Trust 191 Chestnut Street Springfield, MA 01103	3,600,000	(3)	97.3%
Greentree Financial Group, Inc. 7951 Southwest Sixth Street Suite 216 Plantation, Florida 33324	100,000		2.7%

Notes to the table:
[1] Based on 3,700,000 issued and outstanding shares of preferred stock, convertible on a 10 for 1 basis.

After Reverse Split and Closing of the Plan of Exchange

Security Ownership of Certain Beneficial Owners of Common Stock

Name and Address of Beneficial Owner	Common Stock Beneficially Owned[1]	Percent of Class
Eddie Cheung [2] Unit 1005, 10/F, Tower B Hunghom Commercial Centre 37 Ma Tau Wai Road, Hunghom Kowloon, Hong Kong	32,800,000	99.38%

Notes to the table:
[1] Based on 33,001,962 (20,196,200 divided by 100 for the reverse split then added to the issuance of 32,800,000 post split shares pursuant to the POE) issued and outstanding shares of common stock after the Reverse Split and Closing of the Plan of Exchange
[2] Eddie Cheung is President, CEO, and Director of HCP.  Pursuant to a nominee agreement executed in China, Mr. Cheung will hold his shares for the benefit of Mr. Liu Shi Li, our
President.  Although Mr. Cheung is the record holder of these shares, Mr. Liu is the beneficial owner who controls all voting rights and privileges in the stock.

Security Ownership of Certain Beneficial Owners of Preferred Stock

Name and Address of Beneficial Owner	Preferred Stock Beneficially Owned[1]	Percent of Class
Eddie Cheung [2] Unit 1005, 10/F, Tower B Hunghom Commercial Centre 37 Ma Tau Wai Road, Hunghom Kowloon, Hong Kong	3,535,000	95.54%
Duane Bennett 191 Chestnut Street Springfield, MA 01103	65,000	0.00%
Greentree Financial Group, Inc. 7951 Southwest Sixth Street Suite 216 Plantation, Florida 33324	100,000	2.7%

Notes to the table:
[1] Based on 3,700,000 issued and outstanding shares of preferred stock, convertible on a 10 for 1 basis.
[2] 5,535,000 shares transferred from Duane Bennett to Eddie Cheung pursuant to the POE.  Eddie Cheung is President, CEO, and Director of HCP.  Pursuant to a nominee agreement executed in China, Mr. Cheung will hold his shares for the benefit of Mr. Liu Shi Li, our President.  Although Mr. Cheung is the record holder of these shares, Mr. Liu is the beneficial owner who controls all voting rights and privileges in the stock.

Directors and Executive Officers

A list of officers and directors of Man Shing Agricultural Holdings, Inc. appears below. The directors of MSAH are elected annually by the shareholders. The officers serve at the request of the Board of Directors. The Board of Directors may authorize and establish reasonable compensation of the Directors for services to the Company as Directors, including, but not limited to attendance at any annual or special meeting of the Board.  There are no employment contracts to compensate the officers and directors.

Name                                                      Age                                Title

Liu Shi Li                                                42                                President
Eddie Cheung                                          39                               Chief Executive Officer
Kenny Chow                                           40                                Chief Financial Officer
Mr. Peter Cho                                         33                               Independent Director
Mr. Yang Ji                                              33                               Independent Director

President - Mr. Liu Shi Li

Mr. Liu has over 18 years of experience in the agricultural industry. He began his career with Rulin Enterprises located in Shandong province as deputy general manger in 1992. He then created Weifang Wanxin Food Co., Ltd in 1996. Mr. Liu became a Chairman of Weifang Xinsheng Food Co., Ltd in 1998. He graduated in 1991 from Shandong Economic University.

CEO - Mr. Eddie Cheung

Mr. Cheung has over 15 years of experience in corporate finance and private equity investments. He began his career with PricewaterhouseCoopers Hong Kong in 1993 before he set-up his own consulting business to provide due diligence, investment and IPO advisory services for Chinese enterprises. Mr. Cheung became Chief Executive Officer of Weifang Xinsheng Food Co., Ltd in 2008. Mr. Cheung graduated in 1993 from Cardiff Business School, University of Wales in the United Kingdom with a degree in Accounting.

CFO - Mr. Kenny Chow

Mr. Chow has over 15 years of experience in finance and accounting working both for PricewaterhouseCoopers Hong Kong and companies listed on the Hong Kong Stock Exchange. After he has finished his career with PricewaterhouseCoopers Hong Kong, Mr. Chow became Chief Finance Officer of Weifang Xinsheng Food Co., Ltd in 2009. Mr. Chow obtained his Master of Corporate Governance degree from The Hong Kong Polytechnic University. Mr. Chow obtained his Bachelor of Commerce Degree from The Australian National University in Australia.

Independent director - Mr. Peter Cho (Age 33)

Mr. Cho Chun Wai, Peter has been working in the accounting and finance field for various companies for more than ten years. Mr. Cho is currently working for a Hong Kong listed company as the Finance Manager and an Independent Non-Executive Director of another Hong Kong listed company. Mr. Cho obtained his Master Degree of Corporate Finance and Bachelors Degree in Accounting from The Hong Kong Polytechnic University. He is a qualified accountant and a fellow member of the Hong Kong Institute of Certified Public Accountants (HKICPA). He is also a part-time tutor at Hong Kong Open University and a workshop facilitator and marketer of the "Qualification Program" which is held by HKICPA.

Independent director - Mr. Yang Ji (Age 33)

Mr. Yang Ji is a Certified Information System Auditor ("CISA") and a member of the Institute of Internal Auditors ("IIA"). Mr. Yang obtained his bachelors degree in Accounting, Finance and Economics from the University of Essex in the United Kingdom. Mr. Yang has over 10 years of professional experience gained from providing financial and operational advisory services for the top 10 international accounting firms. Mr. Yang’s experience includes Merger & Acquisition advisory to industries covering Trading, Chemical, Manufacturing, Pharmaceutical and Internet Services. He has also provided risk management, internal control, operational and cost control advisories to companies listed in the US, Europe, Korea, Singapore, China and Hong Kong.

Involvement in Certain Legal Proceedings

No director, person nominated to become a director, executive officer, promoter or control persons of our company has been involved during the last five years in any of the following events that are material to an evaluation of his ability or integrity:

·	Bankruptcy petitions filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

·	Conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses).

·
Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring or suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or

·
Being found by a court of competition jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Meetings of Our Board of Directors

The Registrant’s Board of Directors took all actions by unanimous written consent without a meeting during the fiscal year ended June 30, 2009. HCP’s Board of Directors held no formal meetings during the period commencing on January 1, 2009 and ending on August 20, 2009.

Board Committees

Audit Committee. The Company intends to establish an audit committee of the board of directors, which will consist of soon-to-be-nominated independent directors. The audit committee’s duties would be to recommend to the Company’s Board of Directors the engagement of independent auditors to audit the Company’s financial statements and to review the Company’s accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Company’s Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee. The Company intends to establish a compensation committee of the board of directors. The compensation committee would review and approve the Company’s salary and benefits policies, including compensation of executive officers.

Director Compensation

The Board authorized the issuance of up to 2,000,000 shares of the common stock to certain employees, officers, directors and consultants of the Registrant.  The plan was filed as Exhibit 10.1 to the Registration Statement on Form S-8 filed on November 4, 2008 under the Securities Act of 1933 which is incorporated by reference. The Company issued 500,000 shares to Duane Bennett, and 500,000 to Greentree Financial Group Inc. pursuant to the November 4, 2008 plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the terms of the POE executed on August 20, 2009 by and among MSAH, HCP, and Xinsheng certain transactions have been negotiated which will likely provide substantial consideration and monetary gain to Duane Bennett and/or the Northeast Nominee Trust to which Duane Bennett is the sole trustee.  We have a policy in place whereby we require the board of directors’ approval for material related party transactions. Mr. Bennett, as sole director, may approve all material related party transactions, including transactions in which he is a party.  However, as trustee for the Company’s majority shareholder, the Northeast Nominee Trust, Mr. Bennett has a fiduciary duty to act in the best interests of the Northeast Nominee Trust beneficiaries, his children.  We believe that all of our related party transactions were done on terms that would have been similar if we conducted them with unrelated third parties.

Under the terms of the POE, MSAH shall acquire one hundred percent (100%) of the issued and outstanding share capital of HCP from the HCP Shareholders in exchange for a new issuance 32,800,000 shares of common stock of MSAH and the simultaneous transfer of 3,535,000 shares of MSAH Preferred Stock to the HCP shareholders, held in the name of the Northeast Nominee Trust (Duane Bennett, President of MSAH as trustee).

The POE states that HCP and MSAH shall have secured shareholder approval for this transaction, if required, in accordance with the laws of its place of incorporation and its constituent documents and the board of directors of each of HCP and MSAH shall have approved the transaction and the Agreement, in accordance with the laws of its place of incorporation and its constituent documents. Each party shall have furnished to the other party all corporate and financial information which is customary and reasonable, to conduct its respective due diligence, normal for this kind of transaction. If either party determines that there is a reason not to complete the POE as a result of their due diligence examination, then they must give written notice to the other party prior to the expiration of the due diligence examination period. Subsequent to closing of the POE, MSAH shall beneficially own 100% of the issued and outstanding shares of HCP.  Immediately upon the Closing date (as defined in the POE), MSAH shall issue to the shareholders of HCP 32,800,000 new investment shares of MSAH Common Stock and simultaneously transfer 3,535,000 shares of MSAH Preferred Stock to the HCP shareholders, held in the name of the Northeast Nominee Trust (Duane Bennett, President of MSAH as trustee), in exchange for 100% of the capital stock of HCP, which will give the HCP shareholders an interest in MSAH representing 99.38% of the issued and outstanding shares, after closing. MSAH and HCP shall reorganize, such that MSAH shall acquire 100% the capital stock of HCP, and HCP shall become a wholly-owned subsidiary of MSAH. Within 60 days upon the effective date of the Plan, MSAH shall issue 32,800,000 new investment shares of Common Stock of MSAH to the HCP shareholders. Xinsheng is currently a wholly-owned subsidiary of HCP and after the post share exchange, Xinsheng will become a wholly-owned indirect subsidiary of MSAH operating under the name “Weifang Xinsheng Food Co., Ltd.” a Company organized and existing under the laws of the People’s Republic of China.

In 2009, we issued 2,300,000 common shares to Duane Bennett for his services to the Company as President.  These shares were valued at $.04 as of the date of issuance, yielding an aggregate expense of $92,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

In 2009, we issued 1,500,000 common shares to Northeast Nominee Trust, Duane Bennett trustee, for his services to the Company as President.  These shares were valued at $.04 as of the date of issuance, yielding an aggregate expense of $60,000. We relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. We made this offering based on the following facts: (1) the issuance was an isolated private transaction which did not involve a public offering; (2) there was only one offeree, (3) the offeree has agreed to the imposition of a restrictive legend on the face of the stock certificate representing its shares, to the effect that it will not resell the stock unless its shares are registered or an exemption from registration is available; (4) the offeree was a sophisticated investor very familiar with our company and stock-based transactions; (5) there were no subsequent or contemporaneous public offerings of the stock; (6) the stock was not broken down into smaller denominations; and (7) the negotiations for the sale of the stock took place directly between the offeree and our management.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s Chief Executive Officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year As of August 20, 2009	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compen- sation ($)	Nonquali- fied Deferred Compensa- tion Earnings ($)	All Other Compensa- tion ($)	Total ($)
Liu Shi Li President	2009	-	-	-	-	-	-	-	-
Eddie Cheung CEO	2009	-	-	-	-	-	-	-	-
Kenny Chow CFO	2009	-	-	-	-	-	-	-	-
Peter Cho Independent Director	2009	-	-	-	-	-	-	-	-
Yang Ji Independent Director	2009	-	-	-	-	-	-	-	-
Duane Bennett Former President & Director	2009 2008 2007	- - -	- - -	92,000 20,000 -	- - -	- - -	- - -	- - -	92,000 20,000 -

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2008.

During the year ended December 31, 2008, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Board authorized the issuance of up to 2,000,000 shares of the common stock to certain employees, officers, directors and consultants of the Registrant.  The plan was filed as Exhibit 10.1 to the Registration Statement on Form S-8 filed on November 4, 2008 under the Securities Act of 1933 which is incorporated by reference. The Company issued 500,000 shares to Duane Bennett, and 500,000 to Greentree Financial Group Inc. pursuant to the November 4, 2008 plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating the availability of such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

OTHER INFORMATION:

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Man Shing Agricultural Holdings, Inc. (F/K/A Montgomery Real Estate Service, Inc.) has duly caused this report to be signed by the undersigned hereunto authorized.

Date: August 20, 2009

Man Shing Agricultural Holdings, Inc. (F/K/A Montgomery Real Estate Service, Inc.)

By: /s/ Duane Bennett
Duane Bennett
President and Director